FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 19, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

EXTENSION OF HYDROCARBON CONCESSIONS

IN THE PROVINCE OF NEUQUEN-ARGENTINA

Buenos Aires, December 18, 2008– Petrobras Energía Participaciones S.A. (Buenos Aires PBE, NYSE: PZE ) informs that its controlled company Petrobras Energía S.A. (Buenos Aires: PESA) within the framework of the call to exploitation licensees made by the Province of Neuquén through Decree No. 822/08 issued by the Executive Branch of the Province, signed a Memorandum of Agreement with the Province of Neuquén providing for a 10-year term extension of the exploitation concessions relating to Aguada la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the territory of Neuquén.

The Decree of the Executive Branch of the Province of Neuquén approving the above mentioned Memorandum of Agreement was passed on December 17, 2008.

In line with Petrobras Energía’s strategic objective of growing reserves and hydrocarbon production, the term extension agreed upon will enable Petrobras Energía to perform new production projects and add reserves and thus consolidate the integration of its businesses and contribute to the development of the communities where Petrobras Energía operates.

www.petrobras.com.ar

Date: 12/19/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney